

Mail Stop 4720

February 11, 2016

Paul Ramsay
President and Director
Algae Dynamics Corp.
37 – 4120 Ridgeway Drive
Mississauga, Ontario, Canada L5L 5S9

>   **Re: Algae Dynamics Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 26, 2016**
>   **File No. 333-207232**

Dear Mr. Ramsay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Background of the Merger, page 80

1. We note your response to prior comment 2a. In evaluating if a transaction or series of transactions fits into the accommodation that permits equity line transactions to register as "indirect primary transactions" in which the investor is irrevocably bound to purchase the shares, one must look to all convertible securities sold to the investor within six months of the equity line agreement. Consequently, the convertible note with RY must be considered in determining if the equity line agreement can be registered as a completed private placement. We note that you sold the convertible note to RY within a few days of the entry into the equity line agreement, and that RY can convert the securities, at a discount to the current market, after they become convertible. RY has significant control over when it acquires the shares underlying the note, even if the note is not convertible for six months. Therefore, RY is not irrevocably bound to acquire all the shares and therefore the series of transactions fall outside of the accommodation for

"indirect primary offerings" of equity line transactions.   Consequently, the shares registered for resale by RY must be removed from the registration statement. If you wish to register the shares that are sold to RY capital, you may only do so after the shares have been purchased in each quarterly put.

2. We note your response to our prior comment 3, in which you indicate that you believe that the transaction should be permitted to be registered in reliance upon Rule 415(a)(1). As you know, permitting an equity line to register as an "indirect primary" is an accommodation. It is more difficult to agree that an offering is solely on behalf of persons other than the issuer when the amount registered under the equity line represents a significant portion of the common stock held by non-affiliates. Please revise your registration statement to register only those securities that you can appropriately register on an at-the-market basis under Rule 415(a)(4).

Please contact Alla Berenshteyn at (202) 551-4325 or Christian Windsor, Special Counsel, at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor
For

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Joseph P. Galda
        J.P. Galda & Co.